Filed by Andrew Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allen Telecom Inc.

Commission File No.: 001-06016

The following includes a transcript of a presentation and subsequent question and answer session held at the JP Morgan Technology & Telecom Conference.  Participants of this session were Ralph Faison, President and Chief Executive Officer of Andrew Corporation, Chuck Nicholas, Vice Chairman and Chief Financial Officer of Andrew Corporation, and various attendees of the conference.  Also included is a series of slides that were presented.

JP Morgan Technology and Telecom Conference

May 8, 2003

1:30 p.m. EST

DOUG PRYSER (ph):  Good afternoon everybody.  My name is Doug Pryser (ph); I’m a member of the U.S. Equity Research Department management team.  Today I am pleased to introduce the Andrew Corp. and with us today from the company is Ralph Faison, President and Chief Executive Officer and Chuck Nicholas, Vice Chairman and Chief Financial Officer.  It’s my understanding that after the presentation, the company will take questions in here and will not proceed to the breakout room.  So with that, I will pass it over to Ralph.  Ralph?

RALPH FAISON, PRESIDENT & CEO, ANDREW CORPORATION:  Thank you, and thank you for your interest today, and coming.  I do have to start with our Safe Harbor comment.  Some of the statements we will make will be forward-looking in nature and do therefore have all the risk associated with them.  Let me start with just kind of quick transaction highlights, it’s kind of the hot news for Andrew with the Andrew Allen transaction.  This was a 100 percent stock transaction, common equity value at roughly 500 million, closing conditions Hart-Scott-Rodino and any other customary closing conditions we will talk about that we did receive early clearance from Hart-Scott-Rodino, just last week.  Target closing expected by the end of our fiscal quarter three or the June quarter.  Exchange ratio is a fixed exchange ratio with a 1.775 Andrew shares to each Allen.  And that equates to about a 64/36 split Andrew to Allen respectively.  We will increase the board size of Andrew with the Chairman of Allen joining our Board and the President CEO of Allen joining our Board.

I guess the most exciting part of this transaction from our prospective is it does accomplish our goal to be either number one or number in every major product category that makes up the complete RF path.  So from antennas at the top of the tower through cable products, RF power amplifiers, filters, now a new category, geolocation, as well as outside a new RF path in repeaters and in-building coverage, be that trains, tunnels, airports, public space, where air interface is being extended.  So in each of those categories, we’re either number one or number two.

Pictorially, showing the completion of our strategy to consolidate the full RF path, again, from the top of the tower with antennas, going down the tower with cable, all connectors accessories necessary for that cable.  At the midpoint of the tower, microwave for microwave backhaul, down into the cabinet with full integration to power amplifiers, filters, and geolocation devices.

We’re quite pleased with this as you look at the competitive landscape, now the Andrew Allen combination is the only subsystem supplier there with the capability to provide a complete RF subsystem solution, showing that across the competitive landscape of other companies, that it would be if you played a game of chess, it would be at least two or three maybe even four company combinations necessary to occur to rival the full RF subsystem solution that Andrew now offers.

If you look at us in terms of scale, on a capitalization basis of Andrew Allen compared to the next nearest competitors, you can see a significant unrivaled scale.  And if you look at the categories of sales, if you take our pro forma ‘02 Andrew Allen and Salient (ph) revenues at roughly 1.5 billion, that’s near four times the size of the next nearest competitor.  Perhaps more importantly, the research and development necessary to maintain that lead approximately three times the size of the next nearest competitor.  This is particularly important when you talk about integrating products across the RF path.

So as we head down the path now of integrating amplifiers and filters, and more importantly we think integrating amplifiers with radio cards, which we’re doing — currently in process of doing for two of our top 6 OEM customers having that kind of R&D girth is critically important to drive that integration process, driving better cost performance as well as better overall product performance by eliminating interconnect between disparate components.  If you look at the job that Andrew has done, and I wish I could say I could take credit for this, but being a newcomer, you look at the job under Floyd English’s leadership that has been done that Andrew, go back to 2000 time frames, cable alone, the blue portion of the pie chart there, cable alone represented about 60 percent of Andrew’s revenues.

Rolling forward to the post Allen integration, you see it tables at 34 percent and a wide array of new products, power amplifiers, geolocation filters and a much larger presence in repeaters and in-building, now yielding Andrew from in 2000 roughly 100 percent passive component company to now roughly 50-50 passive to active and fully integrating the RF path, in cabinet and outside of the cabinet.  Continued strength in terms of our geographic mix, Andrew has well been known for its geographic strength and global strength and now even slightly improving that with only 47 percent of the sales being North America and the rest nicely distributed throughout the globe.

To that end, I’ve been in telecom for 20 years now and I can’t think of a single global OEM or global operator that does not have a very nice relationship — customer relationship with Andrew, so the scale across the channel is quite nice.

The underlying fundamental premise that we look at in terms of  this space, even in its current state of last couple of years of decline and softness in the market, we still look with great optimism around two key drivers to the market, that being subscriber and minutes of use growth.  If you look at the subscriber growth, still through '05 projected at 10 percent compound to the annual growth rate, and if you look at minutes of use, perhaps more exciting, the number of minutes that each subscriber is using their terminal either for voice or growing data applications, that’s a 26 percent compound annual growth rate over that same period.

We think that continues to apply pressure to the wireless infrastructure industry, continues to apply pressure to what we believe is already a network that globally, particularly in mature markets, is already reaching its capacity limits therefore driving increasing need for infrastructure deployments with a bias towards base station site deployments, where we address now with our RF path solution with Allen integration, we address virtually 100 percent of all of the components necessary to facilitate a base station site.

Showing this just in terms of a pictorial, even if you take the wireless infrastructure projected decline in cap ex from '02 to '06, represents about a six to seven percent compounded annual growth rate decline.  If you look at the RF footprint, defined as that at the base station site, and the need for that capacity increase, we see an inverse about 6 percent compounded annual growth rate in that particular category of components, with a very nice inflection point in '04.  So our basic thesis on the market is that 04 overall wireless infrastructure shows some stabilization, with a bias towards investment in the base station site itself to answer the capacity problem with a nice growth inflection point from that point forward.

And at this point, I’m going to turn it over to Chuck to cover a quick financial overview, and as mentioned before, we’ll cover questions here in this room at the end of Chuck’s portion.

CHARLES NICHOLAS, VICE CHAIRMAN & CEO, ANDREW CORPORATION:  Thank you Ralph.  Good afternoon.  I’m going to start off with a quick overview of some of the highlights of the March 31 numbers and then we’ll review a little bit of the financial aspects of the Allen transaction.  I’m going to start with gross margin in the March quarter.  If I could get this going the right way.  Here we go.  I’m going to start with gross margin in the March quarter.  You can see it was down about three points compared to a year ago, mainly because of product mix and price erosion.

Each of those cost us about two points of margin in the quarter.  There obviously was some offset benefit coming from cost reductions during the quarter.  Compared to the December quarter, the proceeding quarter, margin dropped a little over two points, with basically all of that coming from lower volumes in March compared to the December quarter.

March cable prices, our most significant impact, in terms of price competition, is in typically in our cable product line, saw average prices down 10 to 12 percent compared to a year ago.  Pretty much in line with what we’ve been seeing the last few quarters, a little bit less than we had been seeing for a couple of years before that.

We’re cutting costs in literally every area of function and department but one.  This is the one area we’ve maintained our spending level in, it does show a 71 percent increase year over year, but that’s literally all due to the acquisition of Celiant in the June 02 timeframe.  So you’ve got a full quarter this year of power amplifier R&D.  About $20 million of R&D, essentially flat with the December quarter, up as a percent of sales, up almost to 10 percent, mainly due to the drop in revenue.

SG&A in the quarter declined 5 percent, about $2 million compared to last year’s March quarter.  Down about 15 percent or five and a half million on a sequential quarter’s basis.  At 15 and a half percent of sales, it was up a little bit from the March quarter, 14 and a half — I’m sorry, over the December quarter, mainly due to the lower March quarter revenues.  From a total operating expenses standpoint, we’ve seen those continue to drop.  We’re down six million in the March quarter compared to last year, 11 percent down.  And that by the way excludes the non-cash intangibles, amortization and the small restructuring charges that we had in the March quarter.  Percent of sales did climb again, mainly due to the higher R&D, up about eight million compared to last year and obviously, the lower revenue drove percent to sales up again in the March quarter.  All that’s caused the drop in operating profit that we saw in the March quarter and the drop in EPS.

Cash flow has continued strong.  Our cash balance of March 31 was 79 million, up about 8 million in the quarter, even after paying down about $14 million in total debt.  We had net cash of about $30 million at the end of March, up from a $2 million net debt position at the beginning of the year, six months ago.

Receivables, up — in terms of day sales that are in receivables, from 72 at the beginning of the year to 80 days, mainly due to slower site acceptances in China and some financing we’re doing in Australia with Ericsson (ph).  Everywhere else in the world, Latin America, U.S., Europe, DSOs were down.  In fact, receivables themselves were down $40 million during the quarter.  Inventories did grow about $9 million, literally all in finished goods.

Essentially this is part of a plan to build up in inventories in connection with our restructuring program, building up inventories to provide some buffer stock for moves that we’ll be making over the next three to five months, moving into two new manufacturing facilities in Reynosa, Mexico and Brno (ph) in the Czech Republic in Europe as a way of reducing our costs by consolidating a good part of our other (ph) manufacturing operations.

Capital expenditures in the quarter were about $5 million.  That’s down from about nine and a half million in the December quarter, the preceding quarter, and down from over 13 and a half million dollars a year ago.  I’m going to give a brief overview of our restructuring.  We announced this in the September, '02, late in the September quarter.  Basically, in summary, we’re ahead of schedule, both from a time and a dollar standpoint.

We’re ahead of schedule also in terms of how much we’re going to achieve in savings from this restructuring program.  We think the $40 million goal that we set in September will definitely be achieved and probably exceed it nicely.  In fact, the efforts have helped us already quite a bit, certainly in the March quarter.

We came near to break even on $200 million of revenue as this restructuring progresses, in fact, if we were to stay at that $200 million of revenue, we’d be profitable going forward on a quarterly basis.  I’m not suggesting that’s the revenue level we’re going to be at, but on a comparative basis, we’ve essentially dropped our break even over $45 million in quarterly revenue in about the last nine months.

Other updates on the restructuring, we sold our accessories business in January.  I talked about moving the product manufacturing.  We’re in the process of that and we’ll be relocating our manufacturing operations.  It’s progressing well and we’re developing those two new facilities in Mexico and the Czech Republic.

Just a few words about some of the financial impacts of the Andrew-Allen combination.  Obviously, we’re very excited about this transaction.  I’m excited because it’s going to be accretive very quickly.  It gives us some literally unequal product breadth and scale, both from a product and operational standpoint in terms of the industry.

It maintains our historically strong balance sheet and certainly continues to improve our financial flexibility.  Detailed integration teams from both companies involving all levels of the organizations have already spent literally thousands of man hours on detailed planning to bring the two companies together across, again, all departments and all functions.

And what they’ve done so far is confirm the specifics really of what now looks like a conservatively estimated goal of saving $40 million or more by combining the companies and getting that out of our combined company cost base, on a run rate basis anyway, by the end of fiscal 2004.  These are the pro forma numbers for calendar '02, just adding the two companies together.  I think it shows the scale (ph) the combination will provide.

Cash balances of both companies have grown since December 31.  Debt in both companies has been paid down and at March 31, the combined companies had more than $40 million of net cash compared to this net debt of $20 million that we show at the beginning of the quarter.  So that net cash number by the way is going to continue to improve we think for both companies through June 30th.

And with that, I’ll give it back to Ralph to wrap up our presentation and start us into the Q&A.

FAISON:  Thank you Chuck.  So I think you can see from both Chuck and I — sorry.  I think you can see from both Chuck and I that we’re quite excited about the Allen and Andrew transaction.

Just as a summary, this does, you know, create a number one and number two marketing position in all the key areas of our RF (ph) path, from cable, power amplifiers, filters, base station antennas and it also adds new growth areas, including geo-location and in-building.  So we’re quite pleased about that, particularly on the repeater and in-building side as we move more to a 3G (ph) application and move more to urban area distribution of RF (ph).

In-building and repeaters will become more and more important as the growth of RF (ph) continues.  Our synergies at a $40 million projective rate, we think are in the area of being quite conservative and we see this as being accretive on a full year basis in fiscal year 2004.  Further, it adds to our strong balance sheet and enhances our financial flexibility, so we’re quite pleased.

Now, I’ve also been given a change in that we cannot be here past 2:00 because they’re going to tear the room down, so we’ll have to retire to the Sussex (ph) Room for questions, so we can do that now, or I could probably take a few questions up until 2:00, correct?  Yes?  OK.  All right.

UNIDENTIFIED PARTICIPANT:  What are the chances (ph) of you improving the balance sheet …

NICHOLAS:  Yes.  The cash cost we estimated in September for the restructuring program.  We thought the cash cost would be in the neighborhood of 15 to $20 million.  That included 7 or $8 million for — I’m sorry, 15 to $20 million excluding 7 or $8 million for capital for the two new facilities that we envision.  The 15 to 20 I think is probably — I think will come in at around — closer to 15 than the 20 in terms of the non-capital cash costs, literally tied to the restructuring.  The cash costs for new construction are significantly reduced.  We’re not going to build and own our own facilities.  We’ll probably lease in both countries.

So that’s going to reduce that seven or eight million down to a couple of million dollars to set up the new manufacturing plants.  And in addition, one aspect that we didn’t anticipate last September was the sale of some excess real estate that we have in the Chicago area, around our headquarters facility.  That’s been accomplished in the current quarter.

It should add — not should, both sales are closed, will add $9 million of capital gains to income in the March or in the June quarter and obviously, cash wise will help considerably on the restructuring costs.

UNIDENTIFIED PARTICIPANT:  What’s the timing of this (INAUDIBLE) $20 million …

NICHOLAS:  It’s fairly ratably spread over fiscal '04 or I’m sorry, fiscal '03.  We have incurred a significant portion of the cash costs for severance at this stage.  There will be more of that in connection with the shutdown and move of several manufacturing facilities in the next five months, so fairly ratable.

UNIDENTIFIED PARTICIPANT:  Just to go back to (INAUDIBLE), you said 40 million in funds (ph) for restructuring?

NICHOLAS:  And a second 40 million from Allen.  That’s right.

UNIDENTIFIED PARTICIPANT:  From Allen?  What is the cash across …

NICHOLAS:  The 40 million there, probably cash cost is more in the 10 to $15 million range.  That’s not as — not a firm number at this stage.  That 40 million is focused on fairly broad areas of savings and as I said, the teams are coming up with the details of it now and it looks as though it will nicely exceed the 40 million of the goal without any significant change in that roughly 10 to 15 million in cash costs.

UNIDENTIFIED PARTICIPANT:  Just one last thing.  That nine million that you talked about in (INAUDIBLE).  Is that cash?

NICHOLAS:  It’s not sale business.  It’s sale real estate, excess real estate around our manufacturing plant in Orland Park (ph), Illinois.  And that is cash, yes.

UNIDENTIFIED PARTICIPANT:  When do you believe there will be (INAUDIBLE) in '04?

FAISON:  Why do we believe?

UNIDENTIFIED PARTICIPANT:  Yes.

FAISON:  Right.  As we’re looking at the market now, we’re starting to see some stabilization in Europe, both our own results over the last few quarters.  We see that as kind of an indicator of a trough (ph).  Most of the — most of the, you know, consensus of analyst reports that we look at seem to be about right as well with '03 continuing to decline somewhat overall too but seeing anywhere from zero to five percent growth coming in '04.

UNIDENTIFIED PARTICIPANT:  Is this replacement or (INAUDIBLE) in terms of what you’re looking for …

FAISON:  Well, we see it in both.  Capacity is the real driver and the lack thereof and whether that’s in new system overlays or whether that’s in addition to existing systems, we do see capacity as the constraining point.  OK.  Any others?  Do you see a question this way?  No?

OK.  All right.  So if you’d like to retire to the Sussex (ph) Room, we will do that.

END

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J. P. Morgan

31st Annual

Technology & Telecom Conference

May 2003

[LOGO]

Safe Harbor

Some of the statements in this news release are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company’s ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers’ ability to fund purchases of our products and services, the company’s ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

Transaction Highlights

Transaction Structure:	100% stock-for-stock transaction
Common Equity Value:	$504 million
Aggregate Value:	$582 million
Closing Conditions:	HSR review
Customary closing conditions
Target Closing:	Expected Q2 CY2003
Exchange Ratio:	1.775 Andrew shares / 1 Allen share
Pro Forma Ownership:	64% Andrew / 36% Allen
Board of Directors:	10 Andrew 2 Allen

Product Segmentation

[GRAPH]

Consolidating the RF Path

[GRAPH]

Established Leadership

Across RF Footprint

[GRAPH]

Unrivaled Scale…

[GRAPH]

Note: (1) Total capitalization defined as market value of equity on 2/14/03 and book value of total debt and convertible securities

…and Market Strength

[GRAPH]

Note: (1) Based on latest quarterly SEC filings and earnings releases; Andrew pro forma for Celiant; REMEC based on street estimated post merger integration figures

Diversified Revenue Base

[CHART]

Established Relationships with Blue Chip Customers

[LOGOS]

Market Opportunity

[GRAPH]

Source: Street Estimates, Gartner Group

Our Market Still Projects

Modest Growth

[CHART]

Source: Morgan Stanley Research January 2003, Dell’Oro Group

Financial Overview

Sales & Cost of Sales

[GRAPH]

Research and Development

[GRAPH]

Sales, General and

Administrative Expenses

[GRAPH]

Operating Profit (Loss)

[GRAPH]

Net Income (Loss) Per Share

[GRAPH]

* Excludes $0.09 gain on Russian-related assets

Cash Flow

[GRAPH]

Balance Sheet Strength

	Sept 2002	Mar 2003
Cash	$84.9	$79.1
Days Sales in Receivables	72	80
Inventory Turns	5.6	4.0
Current Ratio	1.9	2.6
Total Debt to Equity	10.3%	5.7%
Sales Per Employee	$200	$206

$ in Millions

Restructuring Overview

•		Restructuring Reserve	$89.6 M
		–Estimated Proceeds from Asset Sales	(13.7) M
		–Net Costs	$75.9 M
•		Estimated Annual Savings in FY04 and later	$40+ M
•		Employees Impacted	1,200
•	Mfg. & Eng. Facilities Reductions	– # Facilities	29 down to 20
		– Square Feet	2.8M down to 1.9M
•		Exiting Marginal/ Non-Strategic Businesses:
– Equipment Shelters (Sold)
– Broadband Wireless Systems (Closed/Sold)
– Wireless Accessories (Sold)
– Wireless Local Loop & Paging Antennas (Closed)
– Auto Cable Assembly (Closed)
– VSAT Systems (Closed)

Andrew + Allen

Compelling Financial Profile

•           Accretive to pro forma earnings per share post-integration

•           Accelerates revenue growth and diversification

•           Unrivaled scale and product breadth

                –              Pro forma CY2002 revenues of $1.5 billion

                –              Pro forma CY2002 R&D spending of $104 million

•           Substantial revenue upside in new growth areas

•           Significant merger synergy opportunities

•           Strong balance sheet and enhanced financial flexibility

•           Combined positive cash flow

Integration

•           Integration planning has commenced

                –              Manufacturing

                –              Research and development

                –              Operations and materials costs

                –              Sales and marketing

                –              Administration

•           Estimated $40MM+ synergies post-integration

                –              $20MM estimated achieved during FY2004

                –              $40MM annual run rate by Q4 FY2004

•           Combined platform generates new customer opportunities

Pro Forma Financial Summary

($MM)	Andrew CY2002 (1)	Allen CY2002	Pro Forma CY2002 (2)
Income Statement
Revenues	1,063	417	1,480
Gross Profit	287	103	390

Balance Sheet
Total Assets	1,098	529	1,627
Cash	71	48	119
Net Debt	(8)	28	20

Note: (1) Pro forma for the acquisition of Celiant

           (2) Excludes synergies and transaction adjustments

Transaction Rationale

Strategic Benefits:

•           Strengthens leadership position in the RF footprint market

                –              RF coaxial cables

                –              Power amplifiers

                –              Filters

                –              Base station antennas

•           Adds new growth areas including Geolocation and Repeaters and In-Building Systems

                –              Leading supplier of solutions in these markets

•           Provides “end-to-end,” highly integrated solutions to customers

Financial Benefits:

•           Potential for significant cost savings

                –              Estimated in excess of $40 million in annual synergies post-integration

•           Accretive to earnings in FY2004

•           Strong balance sheet and enhanced financial flexibility

J. P. Morgan

31st Annual

Technology & Telecom Conference

May 2003

[LOGO]

Additional Information and where to find it

On March 31, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003, the definitive joint proxy statement/prospectus (when it is available) and any other relevant materials filed by Andrew or Allen with the SEC because they contain, or will contain important information about Andrew, Allen and the transaction.  The definitive joint proxy statement/prospectus will be sent to the security holders of Andrew and Allen seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and the definitive joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC’s web site at www.sec.gov.  A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen.  Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction.  Information regarding the interests of Andrew’s officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.  Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction.  Information regarding the interests of Allen’s officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.